                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934*

                             Quest Medical, Inc.
- --------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.05 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74834610
- --------------------------------------------------------------------------------
                               (CUSIP Number)

                       Cypress Asset Management, Inc.
                              A. Ronald Lerner
                           William L. Garwood, Jr.
                               David E. Jorden
                                Frank P. Lee
                             Dan R. Japhet, Sr.
                       2929 Allen Parkway, Suite  2000
                            Houston, Texas 77019
                               (713) 512-2100
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               August 12, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74834610
- --------------------------------------------------------------------------------
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              Cypress Asset Management, Inc.

                     76-0496098
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                  (a)      [ ]
                                                                  (b)      [X]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only

- --------------------------------------------------------------------------------
      (4)     Source of Funds

              00
- --------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                           [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              Texas
- --------------------------------------------------------------------------------
Number of     (7)      Sole Voting Power                         185,650 Shares
Shares Bene-           ________________________________________________________
ficially      (8)      Shared Voting Power                           -0-
Owned by               ________________________________________________________
Each Report-  (9)      Sole Dispositive Power                    537,314 Shares
ing Person             ________________________________________________________
With          (10)     Shared Dispositive Power                      -0-

- --------------------------------------------------------------------------------
      (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

              537,314 Shares
- --------------------------------------------------------------------------------
      (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [  ]
- --------------------------------------------------------------------------------
      (13)    Percent of Class Represented by Amount in Row (11)

              6.5%
- --------------------------------------------------------------------------------
      (14)    Type of Reporting Person (See Instructions)        IA

CUSIP No. 74834610
- --------------------------------------------------------------------------------
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              A. Ronald Lerner

                    ###-##-####
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                  (a)      [ ]
                                                                  (b)      [X]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only

- --------------------------------------------------------------------------------
      (4)     Source of Funds

              00
- --------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              U.S.A
- --------------------------------------------------------------------------------
Number of     (7)      Sole Voting Power                         185,650 Shares
Shares Bene-           ________________________________________________________
ficially      (8)      Shared Voting Power                           -0-
Owned by               ________________________________________________________
Each Report-  (9)      Sole Dispositive Power                    537,314 Shares
ing Person             ________________________________________________________
With          (10)     Shared Dispositive Power                      -0-

- --------------------------------------------------------------------------------
      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               537,314 Shares
- --------------------------------------------------------------------------------
      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [  ]
- --------------------------------------------------------------------------------
      (13)     Percent of Class Represented by Amount in Row (11)

               6.5%
- --------------------------------------------------------------------------------
      (14)     Type of Reporting Person (See Instructions)       IN

CUSIP No. 74834610
- --------------------------------------------------------------------------------
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

              William L. Garwood, Jr.

                    ###-##-####
- --------------------------------------------------------------------------------
      (2)     Check the Appropriate Box if a Member of a Group
                                                                  (a)      [ ]
                                                                  (b)      [X]
- --------------------------------------------------------------------------------
      (3)     SEC Use Only

- --------------------------------------------------------------------------------
      (4)     Source of Funds

              00
- --------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]
- --------------------------------------------------------------------------------
      (6)     Citizenship or Place of Organization

              U.S.A
- --------------------------------------------------------------------------------
Number of     (7)      Sole Voting Power                         185,650 Shares
Shares Bene-           ________________________________________________________
ficially      (8)      Shared Voting Power                           -0-
Owned by               ________________________________________________________
Each Report-  (9)      Sole Dispositive Power                    537,314 Shares
ing Person             ________________________________________________________
With          (10)     Shared Dispositive Power                      -0-

- --------------------------------------------------------------------------------
      (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               537,314 Shares
- --------------------------------------------------------------------------------
      (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                         [  ]
- --------------------------------------------------------------------------------
      (13)     Percent of Class Represented by Amount in Row (11)
               6.5%
- --------------------------------------------------------------------------------
      (14)     Type of Reporting Person (See Instructions)      IN

CUSIP No. 74834610
- --------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 David E. Jorden

                          ###-##-####
         (2)     Check the Appropriate Box if a Member of a Group
                                                                  (a)      [ ]
                                                                  (b)      [X]
- --------------------------------------------------------------------------------
         (3)     SEC Use Only

- --------------------------------------------------------------------------------
         (4)     Source of Funds

                 00
- --------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)
                                                                             [ ]
- --------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization

                 U.S.A.
- --------------------------------------------------------------------------------
Number of        (7)      Sole Voting Power                 185,650 Shares
Shares Bene-              _____________________________________________________
ficially         (8)      Shared Voting Power                     -0-
Owned by                  _____________________________________________________
Each Report-     (9)      Sole Dispositive Power            537,314 Shares
ing Person                _____________________________________________________
With             (10)     Shared Dispositive Power                -0-

- --------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          537,314 Shares
- --------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                            [  ]
- --------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)

                 6.5%
- --------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    IN

CUSIP No. 74834610
- --------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 Frank P. Lee

                          ###-##-####
- --------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                   (a)      [ ]
                                                                   (b)      [X]
- --------------------------------------------------------------------------------
         (3)     SEC Use Only

- --------------------------------------------------------------------------------
         (4)     Source of Funds

                 00
- --------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)
                                                                             [ ]
- --------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization

                 U.S.A.
- --------------------------------------------------------------------------------
Number of        (7)      Sole Voting Power                 185,650 Shares
Shares Bene-              _____________________________________________________
ficially         (8)      Shared Voting Power                     -0-
Owned by                  _____________________________________________________
Each Report-     (9)      Sole Dispositive Power            537,314 Shares
ing Person                _____________________________________________________
With             (10)     Shared Dispositive Power                -0-

- --------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                 537,314 Shares
- --------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                            [  ]
- --------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)

                 6.5%
- --------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    IN

CUSIP No. 74834610
- --------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 Dan R. Japhet, Sr.

                          ###-##-####
- --------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                  (a)      [ ]
                                                                  (b)      [X]

- --------------------------------------------------------------------------------
         (3)     SEC Use Only

- --------------------------------------------------------------------------------
         (4)     Source of Funds

                 00
- --------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)
                                                                             [ ]
- --------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization

                 U.S.A.
- --------------------------------------------------------------------------------
Number of        (7)      Sole Voting Power                 185,650 Shares
Shares Bene-              _____________________________________________________
ficially         (8)      Shared Voting Power                     -0-
Owned by                  _____________________________________________________
Each Report-     (9)      Sole Dispositive Power            537,314 Shares
ing Person                _____________________________________________________
With             (10)     Shared Dispositive Power                -0-

- --------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                 537,314 Shares
- --------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares
                                                                            [  ]
- --------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)

                 6.5%
- --------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)    IN

 ITEM 1.         SECURITY AND ISSUER

                 The class of securities to which this statement relates is common stock, par value $.05 per share ("Common Stock"), of Quest Medical, Inc., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is One Allentown Parkway, Allen, Texas 75002.

ITEM 2.  IDENTITY AND BACKGROUND

                 This statement on Schedule 13D is filed by Cypress Asset Management, Inc., a Texas corporation and investment advisor registered under the Investment Advisers Act of 1940 ("Cypress"). The principal business of Cypress is to provide investment advisory services for individuals, foundations and institutions. Information with respect to the executive officers, directors and controlling persons of Cypress, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the schedule attached hereto as Schedule I, which is incorporated in this Schedule 13D by reference. The address of the principal business and office of Cypress is 2929 Allen Parkway, Suite 2000, Houston, Texas 77019.
                 This statement is also being filed by A. Ronald Lerner, William L. Garwood, Jr., David E. Jorden, Frank P. Lee and Dan R. Japhet, Sr., each a director and shareholder of Cypress. The name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship for each of such persons is included on Schedule I attached hereto.
                 During the last five years, none of Cypress, Mr. Lerner, Mr. Garwood, Mr. Jorden, Mr. Lee, Mr. Japhet, nor, to the best of Cypress' knowledge, any other executive officer, director or controlling person of Cypress, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The funds used by Cypress in purchasing the shares are funds from certain of its clients' accounts. The funds used by each of Messrs. Lerner, Garwood, Jorden, Lee and Japhet in purchasing the shares held by such individual personally consisted exclusively of such individual's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

                 As of August 12, 1996, Cypress held 537,314 shares of the Common Stock purchased by Cypress on behalf of certain of its clients in the ordinary course of business in its capacity as an investment adviser. As of such date, Mr. Lerner personally held 88,150 shares of Common Stock, which he initially purchased on behalf of himself and certain members of his family for investment purposes. As of such date, Mr. Garwood personally held 18,100 shares of Common Stock, which he initially purchased on behalf of himself and certain members of his family for investment purposes. As of such date, Mr. Jorden personally held 2,000 shares of Common Stock, which he initially purchased on behalf of himself and certain members of his family for investment purposes. As of such date, Mr. Lee personally held 5,000 shares of Common Stock, which he initially purchased on behalf of himself and certain members of
his family for investment purposes.   As of
such date, Mr. Japhet personally held 27,500 shares of Common Stock, which he initially purchased on behalf of himself and certain members of his family for investment purposes.
                 On June 25, 1996, the Company announced that its projected earnings for the second quarter of 1996 would likely be significantly lower than previously expected, and the Common Stock fell from $10.75 per share on June 25 to $6.00 per share on June 27. Beginning on June 26, Cypress and its directors, believing the stock to be a good value, began purchasing additional shares of the Common Stock and on June 30, the total number of shares held collectively by Cypress and its directors surpassed 5% and increased to
578,089, or 7.0%, of the outstanding Common Stock of the Company.    Cypress
and its directors acquired such shares in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, and thereby planned to file a report on Schedule 13G in early 1997.
                 However, after the stock price remained low for some time, it became apparent to Cypress that even the recent replacement of the chairman of the Company's Board of Directors was not sufficient to improve the returns to shareholders, and Cypress began further investigation of the Company and spoke with various persons associated with or interested in the Company. Following these inquiries, Cypress decided on August 12 that the Company suffered from significant weaknesses in several key areas and that drastic measures were necessary to enhance the value of the Company for its shareholders. Cypress determined that the best course of action would be to seek a strategic partner for the Company, either in the form of a merger or a sale of the Company to such party. On August 20, 1996, Cypress and its directors sent a letter to the Company's Board informing them of their recommendations and their intent to file this schedule and urging the Board to seek a suitable merger partner for the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 As of August 12, 1996, Cypress, on behalf of its clients, and each of Messrs. Lerner, Garwood, Jorden and Lee, on behalf of himself and certain members of his family, collectively held 537,314 shares of Common Stock constituting approximately 6.5% of the 8,230,000 shares of the Company's outstanding Common Stock (as reported by the Company) although Cypress does not admit that, for purposes of Sections 13(d) and 13(g) of the Act, it is the beneficial owner of such shares.
                 All of the transactions in the Company's Common Stock effected by Cypress or any of its directors are set forth on Schedule II hereto. Except as set forth on such schedule and otherwise herein, to the best of the filers' knowledge, neither Cypress, its directors, nor any other persons listed on
Schedule I hereto have effected any other transactions in the Company's Common Stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 The shares held by Cypress on behalf of certain of its clients are governed by an Investment Advisory Agreement between Cypress and each such client. Pursuant to these agreements, Cypress has discretion and authority with respect to the investment of such client's account, including the power to purchase, sell, exchange, trade, write options on and otherwise deal in the securities and assets acquired for such client's account.

                 The shares held by Messrs. Lerner, Garwood, Jorden, Lee and Japhet personally are not subject to any contracts, arrangements, understandings or relationships.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -- Joint Filing Agreement.

         Exhibit 2 -- Standard Form of Investment Advisory Agreement
                      described in Item 6.

                 After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 21, 1996

                                        CYPRESS ASSET MANAGEMENT, INC.



                                        By:  /s/ A. Ronald Lerner
                                           -------------------------------
                                           A. Ronald Lerner
                                           President



                                        /s/ A. Ronald Lerner
                                        ----------------------------------
                                        A. Ronald Lerner



                                        /s/ William L. Garwood, Jr.
                                        ----------------------------------
                                        William L. Garwood, Jr.



                                        /s/ David E. Jorden
                                        ----------------------------------
                                        David E. Jorden



                                        /s/ Frank P. Lee
                                        ----------------------------------
                                        Frank P. Lee

                                        /s/ Dan R. Japhet, Jr.
                                        ----------------------------------
                                        Dan R. Japhet, Sr.

                                                                      SCHEDULE I


          DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING SHAREHOLDERS
                      OF CYPRESS ASSET MANAGEMENT, INC.



                 For each director, executive officer and controlling shareholder of Cypress, the following table sets forth the name, business address and present principal occupation or employment and the organization in which such employment is conducted. Unless otherwise indicated below, each such person is a citizen of the United States of America, the business address of each such person is c/o Cypress Asset Management, Inc., 2929 Allen Parkway, Suite 2000, Houston, Texas 77019, and each listed position is with Cypress.


                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                                              BUSINESS ADDRESS
 ----                                               -------------------------------------------
 A. Ronald Lerner                     Director, Investment Principal and holder of 22.5% of the outstanding stock of Cypress

 William L. Garwood, Jr.              Director, Investment Principal and holder of 22.5% of the outstanding stock of Cypress

 David E. Jorden                      Director, Investment Principal and holder of 22.5% of the outstanding stock of Cypress

 Frank P. Lee                         Director, Investment Principal and holder of 22.5% of the outstanding stock of Cypress

 Dan R. Japhet, Sr.                   Director, Investment Principal and holder of 10% of the outstanding stock of Cypress

                                                                     SCHEDULE II


                   TRANSACTIONS IN THE COMPANY'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS

                            CYPRESS ASSET MANAGEMENT
                              TRANSACTION SUMMARY
                                       ?
                           From 06-13-96 To 08-12-96



         TRAN     TRADE                       DOLLAR    SOURCE                BROKER
PRICE    CODE      DATE       SECURITY        AMOUNT   OR DEST.    QUANTITY    CODE    COMMISSION    LOT
- -----    ----     -----       --------        ------   --------    --------   ------   ----------    ---
11.00     sl     06-13-96   QUEST MEDICAL     10,970    cash         1,000     bear        30         1
 6.375    by     06-26-96   QUEST MEDICAL     11,833    cash         2,000     bear        30         3
          by     06-26-96   QUEST MEDICAL     11,833    margin       2,000     bear        30         3
          by     06-26-96   QUEST MEDICAL      5,933    cash         1,000     bear        30         3
          by     06-26-96   QUEST MEDICAL     11,833    cash         2,000     bear        30         3
          by     06-26-96   QUEST MEDICAL     14,783    cash         2,500     bear        30         3
          by     06-26-96   QUEST MEDICAL     14,783    cash         2,500     bear        30         3
          by     06-26-96   QUEST MEDICAL     14,783    cash         2,500     bear        30         3
          by     06-26-96   QUEST MEDICAL      5,933    cash         1,000     bear        30         2
          by     06-26-96   QUEST MEDICAL     29,533    cash         5,000     bear        30         3
          by     06-26-96   QUEST MEDICAL      5,933    cash         1,000     bear        30         3
          by     06-26-96   QUEST MEDICAL     17,733    cash         3,000     bear        30         4
          by     06-26-96   QUEST MEDICAL     11,833    cash         2,000     bear        30         2
          by     06-26-96   QUEST MEDICAL     11,833    margin       2,000     bear        30         3
          by     06-26-96   QUEST MEDICAL     29,533    cash         5,000     bear        30         2
          by     06-26-96   QUEST MEDICAL     14,783    cash         2,500     bear        30         3
          by     06-26-96   QUEST MEDICAL      5,933    cash         1,000     bear        30         2
          by     06-26-96   QUEST MEDICAL     17,733    margin       3,000     bear        30         2
          by     06-26-96   QUEST MEDICAL     14,783    cash         2,500     bear        30         3
          by     06-26-96   QUEST MEDICAL      6,533    cash         1,000                            2
          by     06-26-96   QUEST MEDICAL      4,458    cash           750     bear        30         2
          by     06-26-96   QUEST MEDICAL      4,458    cash           750     bear        30         3
          by     06-26-96   QUEST MEDICAL      2,983    cash           500     bear        30         3
          by     06-26-96   QUEST MEDICAL      5,933    cash         1,000     bear        30         3
          by     06-26-96   QUEST MEDICAL      5,933    cash         1,000     bear        30         3
          by     06-26-96   QUEST MEDICAL      5,933    cash         1,000     bear        30         3
          by     06-26-96   QUEST MEDICAL     19,533    cash         3,000                            4
          by     06-26-96   QUEST MEDICAL     22,566    cash         3,800                           13
          by     06-26-96   QUEST MEDICAL     36,812    cash         6,200                           14
          by     06-26-96   QUEST MEDICAL     15,185    cash         2,500                            5
          by     06-26-96   QUEST MEDICAL     48,369    cash         7,500                            6
          by     06-26-96   QUEST MEDICAL     12,000    cash         2,000                            3
          by     06-26-96   QUEST MEDICAL      4,500    cash           750                            3
          by     06-26-96   QUEST MEDICAL     29,878    cash         5,000                            4
          by     06-26-96   QUEST MEDICAL     11,875    cash         2,000                            3
          by     06-26-96   QUEST MEDICAL      5,937    cash         1,000                            4
          by     06-26-96   QUEST MEDICAL     30,128    cash         5,000                            1
          by     06-26-96   QUEST MEDICAL      5,930    cash         1,000                            2
          by     06-26-96   QUEST MEDICAL     12,160    cash         2,000                            5
          by     06-26-96   QUEST MEDICAL     15,254    cash         2,500                            2
          by     06-26-96   QUEST MEDICAL     12,224    cash         2,000                            2
          by     06-26-96   QUEST MEDICAL      6,594    cash         1,000                            2
          by     06-26-96   QUEST MEDICAL      4,050    cash           600                            2
          by     06-26-96   QUEST MEDICAL      9,958    cash         1,500                            3
          by     06-26-96   QUEST MEDICAL      8,690    cash         1,300                            3
          by     06-26-96   QUEST MEDICAL     17,730    cash         3,000     bear        30         1

                            CYPRESS ASSET MANAGEMENT
                              TRANSACTION SUMMARY
                                       ?
                           From 06-13-96 To 08-12-96



         TRAN     TRADE                       DOLLAR    SOURCE                BROKER
PRICE    CODE      DATE       SECURITY        AMOUNT   OR DEST.    QUANTITY    CODE    COMMISSION    LOT
- -----    ----     -----       --------        ------   --------    --------   ------   ----------    ---
 6.357    by     06-26-96   QUEST MEDICAL      7,700    cash         1,300     bear        30         3
          by     06-26-96   QUEST MEDICAL     11,830    cash         2,000     bear        30         2
          by     06-26-96   QUEST MEDICAL      8,880    cash         1,500     bear        30         2
          by     06-26-96   QUEST MEDICAL      8,200    cash         1,250                            2
          by     06-26-96   QUEST MEDICAL     53,133    cash         9,000     bear        30         5
          by     06-26-96   QUEST MEDICAL     13,033    cash         2,000                            4
 6.000    by     06-27-96   QUEST MEDICAL      2,955    cash           450     bear        30         1
 7.125    by     06-28-96   QUEST MEDICAL     11,062    cash         1,500                            2
          by     06-28-96   QUEST MEDICAL    260,030    cash        40,000     bear        30         5
 7.500    by     07-01-96   QUEST MEDICAL     12,146    cash         1,700     bear        30         2
 8.750    by     07-09-96   QUEST MEDICAL     12,638    cash         1,400                            1
 8.750    sl     07-10-96   QUEST MEDICAL     45,907    cash         5,000     bear        30         5
          sl     07-10-96   QUEST MEDICAL    133,095    cash        15,000     bear        30         5
 7.375    sl     07-17-96   QUEST MEDICAL      2,295    cash           300                            2
          sl     07-17-96   QUEST MEDICAL     39,396    cash         5,150                            3
          sl     07-17-96   QUEST MEDICAL     19,698    cash         2,575                            4
          sl     07-17-96   QUEST MEDICAL     14,182    cash         1,854                            5
          sl     07-17-96   QUEST MEDICAL        926    cash           121                            6
 7.250    by     07-19-96   QUEST MEDICAL      4,593    cash           600                            2

                                 EXHIBIT INDEX

                      Exhibit 1 -- Joint Filing Agreement

          Exhibit 2 -- Standard Form of Investment Advisory Agreement





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